KIMBER RESOURCES INC.

Interim Consolidated Financial Statements

     (Unaudited)
(stated in Canadian dollars)

Six Months Ended December 31, 2007

KIMBER RESOURCES INC.
Interim Consolidated Balance Sheets
(Unaudited)
(stated in Canadian dollars)

	December	June 30,
	31, 2007	2007
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$3,208,140	$6,200,602
Amounts receivable (note 4)	219,724	429,481
Prepaid expenses	41,064	57,246
	3,468,928	6,687,329

Equipment (note 5)	594,152	644,230

Unproven mineral right interests (Schedule and note 3)	33,949,580	32,176,965
	$38,012,660	$39,508,524

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$494,634	$663,642
Due to related parties (note 9)	400,106	652,012
	894,740	1,315,654
Contingent liability (note 10)

SHAREHOLDERS’ EQUITY
Share capital (note 7)	46,970,461	46,762,332

Contributed surplus (note 8)	2,188,054	1,970,385

Deficit	(12,040,595)	(10,539,847)
	37,117,920	38,192,870
	$38,012,660	$39,508,524

Nature of Operations (note 1)
Subsequent events (note 11)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)
(stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	December 31,	December 31,	December 31,	December 31,
	2007	2007	2006	2006

Expenses
Amortization of equipment	$5,800	$12,316	$7,282	$16,696
Foreign exchange loss/(gain)	(12,210)	6,706	1,779	(19,279)
General exploration	396	396	298	39,272
Interest and bank charges	400	793	310	792
Investor relations	22,842	34,316	147,331	178,542
Legal, audit and consulting	116,906	343,583	234,865	303,592
Office and miscellaneous	81,638	149,073	63,421	116,744
Rent	46,586	93,216	39,197	65,031
Salaries and benefits	349,335	638,875	175,058	372,333
Stock-based compensation	43,392	223,298	133,650	232,465
Transfer and filing fees	11,883	35,471	10,838	31,856
Travel and accommodation	44,597	78,063	41,854	80,917
	711,565	1,616,106	855,883	1,418,961

Loss before other items	(711,565)	(1,616,106)	(855,883)	(1,418,961)

Other items
Investment income	43,653	101,732	117,901	262,762
Other income	6,813	13,626	-	-

Net loss and comprehensive loss for the	(661,099)	(1,500,748)	(737,982)	(1,156,199)
period

Deficit - beginning of period	(11,379,496)	(10,539,847)	(7,144,126)	(6,725,909)

Deficit - end of period	$(12,040,595)	$(12,040,595)	$(7,882,108)	$(7,882,108)

Loss per share – basic and diluted	$(0.01)	$(0.03)	$(0.01)	$(0.02)

Weighted average number of common
shares outstanding	49,857,587	49,601,835	47,447,184	47,351,189

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(stated in Canadian dollars)

	Three	Six	Three	Six
	Months	Months	Months	Months
	December	December	December	December
	31, 2007	31, 2007	31, 2006	31, 2006

Cash provided by (used for):

Operating Activities
Net loss for the period	$(661,099)	$(1,500,748)	$(737,982)	$(1,156,199)
Adjustment for items not involving cash
Amortization of equipment	5,800	12,316	7,282	16,696
Stock-based compensation	43,392	223,298	133,650	232,465
	(611,907)	(1,265,134)	(597,050)	(907,038)
Net changes in non-cash working capital items
Amounts receivable	6,548	22,661	(26,912)	63,373
Prepaid expenses	17,747	16,182	5,127	(2,007)
Accounts payable and accrued liabilities	(14,202)	(109,189)	(139,638)	7,004
Due to related parties	(210,953)	(251,906)	-	-
	(812,767)	(1,587,386)	(758,473)	(838,668)
Investing Activities
Purchase of equipment	(24,004)	(33,793)	(17,574)	(105,615)
Unproven mineral right interests	(899,945)	(1,573,783)	(3,331,739)	(7,233,493)
	(923,949)	(1,607,576)	(3,349,313)	(7,339,108)
Financing Activities
Common shares issued for cash	11,250	202,500	159,049	554,449
Share issuance costs	-	-	(4,047)	(4,047)
	11,250	202,500	155,002	550,402

Decrease in cash during the period	(1,725,466)	(2,992,462)	(3,952,784)	(7,627,374)

Cash and cash equivalents, beginning of period	4,933,606	6,200,602	12,192,370	15,866,960

Cash and cash equivalents, end of period	$3,208,140	$3,208,140	$8,239,586	$8,239,586
Supplementary financial information
Non-cash investing activities
Amounts receivable for unproven mineral right interests	$(40,840)	$187,096	$277,178	$(3,341)
Accounts payable for unproven mineral right interests	27,688	(59,819)	484,100	283,972
Amortization for unproven mineral right interests	47,038	71,555	26,677	50,489
	$33,886	$198,832	$787,955	$331,120
Cash and cash equivalents comprise of
Cash	4,289	4,289	442,662	442,662
Banker’s acceptance notes	3,203,851	3,203,851	7,796,924	7,796,924
	$3,208,140	$3,208,140	$8,239,586	$8,239,586

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Interim Consolidated Schedule of Unproven Mineral Right Interests
(Unaudited)
(stated in Canadian dollars)

	June 30,	Net	December
	2007	Costs	31, 2007

MEXICO
Monterde Property
Acquisition	$2,738,045	$19,097	$2,757,142
Exploration and Engineering
Amortization of equipment	244,819	71,555	316,374
Assays	3,384,707	8,091	3,392,798
Drilling	11,516,830	-	11,516,830
Engineering	1,553,772	109,283	1,663,055
Environmental study	1,158,880	94,464	1,253,344
Field, office	551,884	85,412	637,296
Geological, geophysical	4,025,752	601,305	4,627,057
Legal	419,715	59,760	479,475
Maps, reports, reproductions	754,489	113,284	867,773
Metallurgy	595,170	102,721	697,891
Road and drill site maintenance	1,817,825	93,483	1,911,308
Salary and wages	520,440	70,238	590,678
Scoping study	11,392	-	11,392
Socioeconomic studies	38,806	26,030	64,836
Stakeholder costs	50,185	28,920	79,105
Supplies	1,514,163	124,603	1,638,766
Travel, accommodation	1,148,857	159,150	1,308,007
Third party recoveries	(9,931)	-	(9,931)
	29,297,755	1,748,299	31,046,054
	32,035,800	1,767,396	33,803,196
Setago Property
Acquisition	6,752	-	6,752
Exploration	54,244	-	54,244
	60,996	-	60,996
Pericones Property
Acquisition	8,148	5,111	13,259
Exploration	72,021	108	72,129
	80,169	5,219	85,388

Total unproven mineral right interests	$32,176,965	$1,772,615	$33,949,580

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“the Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its unproven mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realise its assets and satisfy its liabilities in the normal course of business.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds or raise funds on an economical basis in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the consolidated balance sheet.

2.	Basis of presentation, change in accounting policies and accounting estimates

The unaudited interim consolidated financial statements include the accounts of the Company, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the year ended June 30, 2007 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

2.	Basis of presentation, change in accounting policies and accounting estimates (continued)

Under Section 3855, all financial instruments are to be measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities, which are to be measured at amortized cost. Section 1530 establishes standards for the reporting of comprehensive income, defined as the change in equity from transactions and other events from non-owner sources, and include items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments.

The adoption of these new standards had no impact on the values of the Company’s balance sheet items at July 1, 2007.

3.	Unproven Mineral Right Interests

The Company’s mineral rights are located in the State of Chihuahua, Mexico and Estado De Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions

The Company has a 100% interest in concessions staked adjacent to the above Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession. Two additional concessions have been staked and applications for title are pending (see note 11, subsequent events). The property requires no payments, other than for annual taxes.

Pericones Property

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), owns a property ("Pericones"), in Estado de Mexico. The Company has staked and title to the additional Pericones concession, Ampliacion La Guera, has been received, increasing the Pericones property by 5,569 hectares to a total area of 11,890 hectares. The property covers at least two areas which are prospective for silver deposits. No work was carried out on the Pericones property during the quarter. The property requires no payments, other than for annual taxes.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

4.	Amounts Receivable

Amounts receivable at December 31, 2007 are comprised primarily of an IVA tax credit refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico and $163,209 is due at December 31, 2007 ( June 30, 2007 - $374,500). The Company has been receiving IVA refunds on an ongoing basis up to December 2007, and expects to recover outstanding amounts.

5.	Equipment

	December 31, 2007
	(Unaudited)			June 30, 2007
	Cost	Accumulated	Net value	Net value
		Amortization
Camp and equipment	$488,116	$138,110	$350,006	$365,045
Camp vehicles	223,971	103,871	120,100	144,142
Computer equipment	149,674	79,061	70,613	78,034
Computer software	54,684	48,863	5,821	9,494
Office fixtures and equipment	68,168	20,556	47,612	47,515
	$984,613	$390,461	$594,152	$644,230

6.	Segmented Information

	December 31,	June 30,
	2007	2007
Assets by geographic segment, at cost
Canada
Current assets	$3,268,801	$5,850,929
Equipment	75,022	77,665
	3,343,823	5,928,594
Mexico
Current assets	200,127	836,400
Equipment	519,130	566,565
Unproven mineral right interests	33,949,580	32,176,965
	34,668,837	33,579,930

	$38,012,660	$39,508,524

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

7.	Share Capital

a)	Authorized: unlimited number of common shares without par value.

On December 12, 2007 the shareholders of the Company approved a change in the authorized capital from a maximum of 80,000,000 common shares without par value to an unlimited number of common shares without par value.

b)	Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2007	49,423,620	$46,762,332
Exercise of options	450,000	202,500
Less share issue costs		-
Reallocation from contributed
surplus on exercise of options		5,629

Balance – December 31, 2007	49,873,620	$46,970,461

c)	Warrants

At December 31, 2007, no warrants were outstanding. No warrants have been granted or exercised during the current period.

d)	Stock Options

On December 12, 2007, the shareholders of the Company approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under the Company’s old 2002 Stock Option Plan. Assuming approval by the TSX and the AMEX, as of December 31, 2007, 1,922,362 stock options would have been able to be granted under the new 2007 Stock Option Plan at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of their grant and an additional 1/3 at the end of each nine month period thereafter.

The stock options currently outstanding under the Company’s 2002 Stock Option Plan were granted at the market price on the last trading date preceding the date of their grant and vested as to 1/3 of their number on the date of their grant and then 1/3 at the end of each nine month period thereafter.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

7.	Share Capital (continued)

Summary of stock option activity:

	Period ended December 31, 2007
	Options	Weighted average
	Outstanding	exercise price

Balance, June 30, 2007	2,695,000	$1.66
Granted	865,000	0.86
Exercised	(450,000)	0.45
Forfeited/Expired	(45,000)	1.95
Balance, December 31, 2007	3,065,000	$1.59

Stock options outstanding and exercisable at December 31, 2007 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date
$
0.73	330,000	330,000	August 2008
2.05	75,000	75,000	January 2009
2.14	475,000	475,000	October 2009
1.80	25,000	25,000	December 2009
1.65	240,000	240,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	100,000	July 2011
2.59	225,000	150,000	November 2011
2.67	100,000	66,667	December 2011
1.95	530,000	176,667	April 2012
0.85	65,000	21,667	September 2012
0.86	400,000	133,333	September 2012
0.78	400,000	133,333	November 2012
	3,065,000	1,976,667

8.	Contributed Surplus and Stock-based Compensation

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 4.25% (2006 – 3.1% -4.3%); estimated share price volatility – 57%-66% (2006 – 41%-66%); expected life – 1.5 -5 years (2006 – 1.5 -5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

8.	Contributed Surplus and Stock-based Compensation (continued)

Continuity of contributed surplus is as follows:

Balance - June 30, 2007	$1,970,385
Options granted to employees and consultants	223,298
Share options exercised, transfer to share capital	(5,629)
Balance – December 31, 2007	$2,188,054

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2008	$374,095
June 30, 2009	282,611
$656,706

9.	Related party transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

a) Under settlement agreements dated April 26, 2007, the Company settled all claims which Robert V. Longe, former President, CEO and Director, and Michael E. Hoole, VP and Secretary may have with respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007. Mr Longe subsequently retired on October 31, 2007. On December 14, 2007 the Company paid Mr Longe $170,000 plus unused vacation and the balance of $169,657 is accrued as at December 31, 2007.

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with the balance payable at that time. At December 31, 2007, the Company owes $230,449 of remaining commitments to Mr. Hoole. In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company. The total outstanding amount of $230,449 has been accrued at December 31, 2007.

b) During the quarter ended December 31, 2007, fees of $47,000 (December 31, 2006 - $38,046) were paid to J.B. Engineering Ltd. Mr Richards, a principal of J.B. Engineering Ltd., was an officer of the Company until his resignation on January 31, 2008.

KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
December 31, 2007
(Unaudited)
(stated in Canadian dollars)

10.	Contingent liability

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by this subsidiary. In December 2006, the Company paid $89,401 into a Mexican court as security in respect of any possible liability that the driver may have. The Company has not yet received formal releases from all potential claimants, but does not anticipate that there will be any further payments required in relation to this incident.

11.	Subsequent Events

On February 8, 2008 the Company announced its plan to close a non-brokered private placement of up to 6,666,667 units to raise $5 million subject to a possible oversubscription of up to an additional $1 million on the same terms. Each unit was priced at C$0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from the date on which the units were issued.

On February 12, 2008, subject to regulatory approval, the Board of Directors of the Company granted 500,000 stock options under the Company’s 2007 Stock Option Plan to directors and officers of the Company at an exercise price of $0.79 per share.

The Company has been advised that in connection with its Setago Property, titles to two (2) additional mineral concessions, Ampliacion Setago and Ampliacion Setago 2, have been issued but have not yet been received by the Company. The concessions, consisting of 2,953 and 4,116 hectares respectively, more than triple the number of hectares covered by mineral concessions at Setago held by the Company.

Kimber Resources Inc.

Management’s Discussion and Analysis

The following management discussion and analysis of the Company’s financial position is for the three and six month periods ended December 31, 2007 and covers information up to the date of this report. This discussion should be read in conjunction with the attached “Interim Unaudited Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and the “Audited Consolidated Financial Statements “ and “Management’s Discussion and Analysis” for the year ended June 30, 2007. The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com and on the Company’s website at www.kimberresources.com.

This management’s discussion and analysis is dated February 12, 2008.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are ore bodies, where gold and silver are amenable to extraction. The Company’s policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit so that its full value can be recognized.

Results of Operations

The net loss for the three month period ended December 31, 2007 was $661,099 or $0.01 per common share compared with $737,982 or $0.01 per share loss for the three months ended December 31, 2006.

During the three months ended December 31, 2007 the Company spent $933,832 on its mineral properties (as compared to $3,029,602 for the three months ended December 31, 2006); $nil was incurred for property acquisition payments and taxes. The exploration costs at Monterde were $2,095,770 lower than the comparable quarter due to reduced drilling, assays and supplies to the field in relation to the Carmen property. Drilling costs were $nil compared to $990,155 in December 31, 2006. Assay costs during the three months ended December 31, 2007 were $472 compared to $398,513 for the comparable period ended December 31, 2006. Camp supplies costs were $36,899 compared to $215,367 for the comparable period ended December 31, 2006. Geological expenditures were $258,021 compared to $291,202 in the three months ended December 31, 2006.

In accordance with the stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $43,392 on 400,000 stock options granted in the period. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $617,707 or $0.012  weighted average loss per share during the quarter.

Salary and benefits expenses increased to $349,335 in the three months ended December 31, 2007 from $175,058 in the three months ended December 31, 2006 due to the hiring of two senior employees during the quarter, and increased director fees resulting from increased activity and increased fee levels in 2007. However effective January 1, 2008 the director fee structure has been significantly reduced and will lead to lower expense amounts in 2008.

Legal audit and consulting fees decreased to $116,906 for the quarter ended December 31, 2007 as compared to $234,865 for the comparable period ended December 31, 2006. The decrease in relation to the comparable quarter is attributable to the resolved proxy battle. Current quarter costs include fees relating to SOX compliance and legal regulatory requirements.

1

Investor relations and shareholder communications expenses decreased to $22,842 in the three months ended December 31, 2007 from $147,331 in the three months ended December 31, 2006. Costs include amounts relating to the annual general meeting held in December each year.

Office and miscellaneous expenses increased during the period ended December 31, 2007 to $81,638 from $63,421 in 2006. The increase is mainly attributable to increased insurance costs, office supplies, printing costs, computer service and maintenance costs.

Rent expense for the head office increased to $46,586 in the period ended December 31, 2007 from $39,197 in the three month period ended December 31, 2006.

The Company recorded a gain from foreign exchange of $12,210 during the three months ended December 31, 2007 as opposed to a loss of $1,779 in the period ended December 31, 2006. The loss comes from funds advanced to Mexico during the current and previous periods that have changed in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended March 31, 2006 to December 31, 2007

	Q3 Mar31/06	Q4 Jun30/06	Q1 Sep30/06	Q2 Dec31/06
Interest income	74,470	162,867	144,861	117,901
Total Loss	(546,797)	(705,370)	(418,217)	(737,982)
Loss per share	(0.01)	(0.02)	(0.01)	(0.01)

	Q3 Mar31/07	Q4 Jun30/07	Q1 Sep30/07	Q2 Dec 31/07
Interest income	85,841	66,890	58,079	43,653
Total Loss	(606,468)	(2,051,271)	(839,649)	(661,099)
Loss per share	(0.01)	(0.04)	(0.02)	(0.01)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that currently yield 4.40% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At December 31, 2007, the Company had working capital of $2,574,188 (September 30, 2007 - $4,085,463). The change in working capital is the result of decreased available cash and cash equivalents to $3,208,140 compared to the previous period (September 30, 2007 - $4,933,606). During the three months ended December 31, 2007 the Company issued 25,000 shares for net proceeds of $11,250 from option exercises.

Current liabilities were $894,740 at December 31, 2007 compared to $1,092,207 as at September 30, 2007. The amounts include routine accounts payable at the end of the period, paid subsequently, as well as related parties payables accrued in respect of the settlement agreements referred to in the contractual obligation section of this report. The Company has no long-term indebtedness or long-term obligations.

2

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable increased by $34,291 to $219,724 during the three months ended December 31, 2007 mainly attributable to input tax credit payments for IVA Tax receivable from the Government of Mexico. Receivables for IVA are 15% of expenditures in Mexico. As at December 31, 2007 four months (September to December  inclusive) of IVA are receivable compared to four months as at September 30, 2007.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, decreased from the previous quarter by $17,747 to $41,064.

During the three months ended December 31, 2007 the Company issued 25,000 shares for net proceeds of $11,250 from option exercises.

Financings

On February 8, 2008 the Company announced its plan to close a non-brokered private placement of up to 6,666,667 units to raise $5 million subject to a possible oversubscription of up to an additional $1 million on the same terms. Each unit was priced at C$0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from the date on which the units were issued.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totalling $290,407 at December 31, 2007. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

By Settlement Agreements dated April 26, 2007 the Company settled all claims which Robert V. Longe, the former President, CEO and Director and Michael E. Hoole, Vice President and Secretary may have in respect to Change of Control Agreements with each of them dated January 13, 2004.

Pursuant to the settlement agreement with Mr Longe, the Company has agreed to pay him $339,657 plus unused vacation upon retirement on or before October 31, 2007.  Mr Longe retired on October 31, 2007. $170,000 plus unused vacation of this amount was paid during the quarter and the balance has been accrued at December 31, 2007.

Pursuant to the settlement agreement with Mr Hoole, it has been agreed that Mr Hoole will remain as Vice President and Secretary of the Company until his date of termination as an officer on or before February 28, 2008 and he will be paid $339,657 by way of salary continuance from May 1, 2007 until he ceases to be an officer and employee of the Company with the balance payable at that time. At December 31, 2007 the Company owes $230,449 ($312,355 as at June 30, 2007) of remaining commitments to Mr. Hoole.  In addition, Mr Hoole is being paid at the rate of $1,000/day for each day worked for the Company.  This amount has been accrued at quarter end.

3

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at December 31, 2007 the Company’s working capital consisted of cash and cash equivalents of $3,208,140, receivables of $219,724 and payables of $894,740. As at December 31, 2007, the overall net working capital of the Company was $2,574,188

If existing vested, in-the-money options were exercised, the Company would generate $344,900.

On February 8, 2008 the Company announced its plan to close a non-brokered private placement of up to 6,666,667 units to raise $5 million subject to a possible oversubscription of up to an additional $1 million on the same terms. Each unit was priced at C$0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from the date on which the units were issued.

Management believes that it will have sufficient financial resources to continue planned operations over the next six months.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

Mineral Properties

The Monterde Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is the Company’s principal asset. It covers approximately 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 225 km of paved highway from Chihuahua city followed by 35 km of logging road from San Rafael, where railroad and power are also available.

The Company holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Annual Report, filed on SEDAR and EDGAR, and displayed on the Company’s website.

The principal deposit is the Carmen on which 572 holes have been drilled. Like many other deposits in the Sierra Madre, it falls in the category oxidized, low sulphidation, epithermal. There are two satellite deposits: the Veta Minitas which is adjacent to the Carmen, and the Carotare, two kilometres to the east.

Carmen deposit

No drilling was carried out during the first or second quarters of the current fiscal year ending June 30, 2008. Drilling is planned for the six month period ended June 30, 2008 and will involve core drilling at greater depths than previous drilling.

During the period May to December 2007 the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

Completion of the geologic compilation with the characterization and agitation tests is targeted to outline the different silver-recovery zones within the deposit.

4

Exploration Drilling at Carotare & Veta Minitas

Drilling on the Veta Minitas and on extensions to the Carotare deposit ended in January 2007. However both Veta Minitas and Carotare  are being reviewed by the new Vice President Exploration, Marius Mare, and the Mexican geological team with a view to evaluating the potential for further drilling in 2008.

Exploration on the Monterde Property

Results from the northern part of the Monterde property identified five catchment basins with significantly anomalous values in silver and gold on which follow up investigations are being considered.

Other Properties

The Company holds two other properties, the Setago, also in the Sierre Madre, 24 km to the west of Monterde, and Pericones in Estado de Mexico.  Both were acquired by staking and are 100% owned. Extensive mapping and sampling is planned for Pericones during the months of March and April 2008.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years. No funds have been invested in asset-backed commercial paper.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.  Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

Legal Proceedings

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities, except as follows:

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by this subsidiary. In December 2006, the Company paid $89,401 into a Mexican court as security in respect of any possible liability that the driver may have.  The Company has not yet received formal releases from all potential claimants, but does not anticipate that there will be any further payments required in relation to this incident.

Changes in Accounting Policy

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

5

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  The Company’s controls include policies and procedures that:

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at December 31, 2007 the Company had 49,873,620 shares issued and 52,938,620 outstanding on a fully diluted basis.

The Company has a stock option plan and at December 31, 2007 there were 3,065,000 options outstanding. Of the 3,065,000 options granted to employees, directors and consultants 1,976,667 had vested.

The Company had no warrants outstanding as at December 31, 2007.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

6

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

7

Form 52-109F2 - Certification of Interim Filings

I, Gordon Cummings, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended December 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 14, 2008

"Gordon Cummings"

President and Chief Executive Officer

 Form 52-109F2 - Certification of Interim Filings

I, Lyn Davies, Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended December 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 14, 2008

"Lyn Davies"

Chief Financial Officer